5777 W. Century Blvd., Suite 360 Los Angeles, CA 90045 Tel: (310) 258-5000 Fax: (310) 645-5880

May 26, 2009

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mr. Stephen Krikorian

Dear Mr. Stephen Krikorian:

We received your letter dated May 14, 2009 and we note your request for a response within ten business days. Our Principal Financial Officer was ill for the week of the 19th and our Accountants are on vacation from the 25th through the 29th of May, therefore we could not complete the response within the time frame provided by the Staff. We respectfully request an extension for the response by June 12, 2009.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Sincerely,

/s/ Maurizio Vecchione

Maurizio Vecchione

President and Chief Executive Officer

Cc: Tamara Wagman

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, Oklahoma  74103